December 22, 2008

VIA FACSIMILE AND EDGAR

Ms. Kristin Lochhead

Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0306

Re:	Freescale Semiconductor Holdings I, Ltd.
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the quarters ended March 28, June 27 and
September 26, 2008
File No. 333-141128-05

Dear Ms. Lochhead:

Set forth below are the responses of Freescale Semiconductor Holdings I, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated December 16, 2008 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarters ended March 28, June 27 and September 26, 2008. Capitalized terms used in this letter without definition have the meanings specified in the above-referenced Forms 10-K and 10-Q, as the context requires. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the responses of the Company.

Form 10-K for the year ended December 31, 2007

Form 10-Q for the quarters ended March 28, June 27 and September 26, 2008

Exhibits 31.1 and 31.2

1.	We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting for the certifications included in your Form 10-K for December 31, 2007 and Forms 10-Q for 2008. Please file an abbreviated amendment to the Form 10-K and Forms 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that you should also comply with any applicable futures comments in the abbreviated amendments.

The Company believes that the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K referenced in the comment was not required to be included in the certifications included in the Company’s Form 10-K for 2007 and Forms 10-Q for 2008.

Freescale Semiconductor Holdings I, Ltd., 6501 William Cannon Drive West, Austin, Texas 78735

Freescale Semiconductor Holdings I, Ltd.

December 22, 2008

The Company became a public registrant on July 6, 2007, which is the date on which the Company’s Registration Statement on Form S-4 was declared effective by the Securities and Exchange Commission (the “Commission”). Accordingly, for purpose of its Form 10-K for 2007, the Company was a “newly public company” as that term is used in SEC Release No. 33-8760 (dated December 15, 2006) (the “Release”). As set forth in the Release, as a newly public company, the Company was not required to comply with the internal control over financial reporting requirements set forth in Rule 13a-15 and Rule 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) until the second annual report required to be filed by the Company with the Commission. Paragraph (a) of Rule 13a-14 and Rule 15d-14 under Exchange Act provides that the certifying officers of an issuer may omit the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K until the issuer becomes subject to the internal control over financial reporting requirements in Rule 13a-15 or Rule 15d-15 under the Exchange Act. After considering the guidance set forth in the Release, the Company and management elected not to include the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K referenced in the comment in the certifications included in the Company’s Form 10-K for 2007 and Forms 10-Q for 2008. The Company intends to include such language in future filings.

2.	We note that you included the title of the certifying officer in the first line of the certification and that in paragraph 5 you refer to the “Audit and Legal Committee” instead of the “audit committee.” The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, the wording in the certification should be consistent with Item 601(b)(31)(i) of Regulation S-[K].

In future filings, the Company intends to include certifications the wording of which will be consistent with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the quarters ended March 28, June 27 and September 26, 2008

Note 2. Other Data

3.	Please revise future filing to include the disclosures required by paragraph 32 of SFAS 157, as applicable. We see that you hold auction rate securities, asset-backed securities, commercial paper and other investments measured at fair value.

In future filings, the Company intends to include disclosures required by paragraph 32 of SFAS 157.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Freescale Semiconductor Holdings I, Ltd., 6501 William Cannon Drive West, Austin, Texas 78735

Freescale Semiconductor Holdings I, Ltd.

December 22, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Freescale Semiconductor Holdings I, Ltd., 6501 William Cannon Drive West, Austin, Texas 78735

Freescale Semiconductor Holdings I, Ltd.

December 22, 2008

Please do not hesitate to call me or Dathan Voelter (512-895-2000) if you wish to discuss this letter.

Very truly yours,

/s/ Alan Campbell
Alan Campbell
Vice President and Chief Financial Officer

cc:	Brian Cascio
Jong Hwang
Securities and Exchange Commission

Dathan Voelter
Freescale Semiconductor Holdings I, Ltd.

Brad Brasser
Jones Day

Freescale Semiconductor Holdings I, Ltd., 6501 William Cannon Drive West, Austin, Texas 78735